EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report - Dismissal of a Class Action Certification Motion

Further to the Company’s immediate report of December 1, 2015 (Reference No. 2015-01-170295) and further to the description in section 3.17.1H of the chapter containing a description of the Company’s business affairs in its 2015 periodic report, regarding a claim and class action certification motion which had been filed with the Central District Court against the subsidiary, Pelephone Communications Ltd. (“Pelephone”) and two additional cellular companies with the Central District Court, on grounds that the respondents offered pre-paid calling cards at exceptionally high rates and by coordinating prices among themselves (the “Motion”), the Company hereby provides notification that the Company yesterday was notified by Pelephone of a court decision dated September 15, 2016, to summarily dismiss the Motion (which was for an estimated total of NIS 13 billion, of which approximately NIS 2.8 billion was attributed to Pelephone) and to charge the petitioners for legal costs.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.